Board Resolution Announcement of POSCO

POSCO and its Board of Directors guarantee the truthfulness, accuracy and completeness of this public announcement and it contains no false documentation, misleading statements or material omission.

The 9th Meeting of the Board of Directors of POSCO (the “Company”) was convened on December 16, 2011 in the form of voting by way of communication which considered and adopted the following resolutions:

1.	Resolution on the Share Purchase Agreement between POSCO and Phoenix Materials Co., Ltd. was considered and adopted.

It was agreed that, on March 1, 2012, POSCO to enter into a share purchase agreement with Phoenix Materials Co., Ltd. for the purchase and the acquisition of fifty percent (50%) of equity interest, which is equivalent to one million (1,000,000) outstanding shares in Energy Materials.

Energy Materials is business sector engaged in investment of lithium ion battery cathode materials businesses which will spin off from Phoenix Materials Co., Ltd., on February 28, 2012.

There were 5 votes for the aforesaid resolution, 0 vote against it and 0 vote waiving.

It is hereby announced.

Board of Directors of POSCO.
Dated this: December 16, 2011